September 26, 2024

Adam Anderson
Chief Executive Officer
Innovex International, Inc.
19120 Kenswick Drive
Humble, Texas 77338

        Re: Innovex International, Inc.
            Registration Statement on Form S-3
            Filed September 17, 2024
            File No. 333-282178
Dear Adam Anderson:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin at 202-551-3574 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Bryan Flannery